MEDIA SCIENCES INTERNATIONAL, INC.
8 ALLERMAN ROAD
OAKLAND, NEW JERSEY 07436

May 19, 2005

VIA FACSIMILE AND ELECTRONIC TRANSMISSION
Attn.: Bret Johnson, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Media Sciences International, Inc. Item 4.02 form 8-K Filed: May 11, 2005 File No. 1-16053

Dear Mr. Johnson:

        This letter responds to the comments of the Staff of the Commission contained in its letter dated May 13, 2005 in connection with the above-referenced matter.

1.

Media Sciences International, Inc. (the “Company”) was advised on May 5, 2005 by its independent registered public accountants, J. H. Cohn LLP that certain of the Company’s issued and outstanding stock options are subject to variable plan accounting treatment under the Financial Accounting Standards Board’s Interpretation 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of Accounting Principles Board Opinion No. 25 (“APB 25”)” (Issue Date 3/00). Accordingly, certain previously unrecognized compensation expenses should have been recognized in certain of the Company’s previously issued financial statements.

The Company’s Form 8-K indicated that the earliest date of the report was May 5, 2005; however, upon review pursuant to the comment of the Staff, the Company notes that the Item 4.02 of the Form 8-K did not indicate the May 5, 2005 date, and, the Company is submitting an amendment to its Form 8-K to indicate such May 5, 2005 date.

2.

After reviewing the matter with its current and former independent registered public accounting firms, the Company has identified certain non-cash adjustments that necessitate the restatement of its financial statements for each of the first two quarters in the fiscal year ending June 30, 2005 and for the fiscal year ended June 30, 2004 and for the quarters within the fiscal year ended June 30, 2004. The Company intends to file amendments to the Forms 10-QSB filed for the periods ended September 30, 2004 and December 31, 2004. Further, the Company intends to file an amendment to the Form 10-KSB for the annual period ended June 30, 2004. In the Form 10-KSB/A, in addition to the restatements for the year ended June 30, 2004, the Company will include quarterly restatements of the Statements of Operations for the periods ended September 30, 2003, December 31, 2003 and March 31, 2004. The Company intends to file all of the amendments to the respective Forms on or before June 15, 2005.

Securities and Exchange Commission

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Company or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.

Very truly yours,

Media Sciences International, Inc.

By: /s/ Denise Hawkins Denise Hawkins Vice President and Principal Financial Officer